Cusip No. 710879 10 7

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 2)1


                     People's Community Capital Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   710879 10 7
                                 (CUSIP Number)


                   Tommy B. Wessinger, Chief Executive Officer
                               125 Park Avenue, SW
                                 Aiken, SC 29801
                            Telephone: (803) 641-0142

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 25, 2001
            -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this schedule is filed.

         [ ]   Rule 13d-1(b)
         [x]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

                                  SCHEDULE 13G

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Russell D. Phelon
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a) |_|
                                                                    b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    NUMBER OF SHARES       5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON          65,417
          WITH
-------------------------- ----- -----------------------------------------------
                           6     SHARED VOTING POWER


-------------------------- ----- -----------------------------------------------
                           7     SOLE DISPOSITIVE POWER

                                 65,417
-------------------------- ----- -----------------------------------------------
                           8     SHARED DISPOSITIVE POWER


-------------------------- ----- -----------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         65,417
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|


-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.53%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

-------- -----------------------------------------------------------------------

Item 1(a). Name of Issuer

         The name of the issuer is People's Community Capital Corporation.


Item 1(b). Address of Issuer's Principal Executive Offices

           The principal executive offices of the issuer are located at 125 Park Avenue, SW, Aiken, South Carolina 29801


Item 2(a). Name of Persons Filing

           This statement is being filed by Russell D. Phelon.

Item 2(b).        Address of Principal Business Office or, if none, Residence

         125 Park Avenue, SW, Aiken, South Carolina  29801

Item 2(c).        Citizenship

         Russell D. Phelon - United States of America

Item 2(d).        Title of Class of Securities

         This statement relates to Common Stock.

Item 2(e).        CUSIP Number

           The CUSIP Number for People's Community Capital Corporation is 710879 10 7

Item 3. This statement is not being filed pursuant to Rules 13 d-1(b) or 13 d-2 (b)

Item 4.    Ownership

(a)      Amount Beneficially Owned:
                  Russell D. Phelon 65,417

(b)      Percent of Class:
                  Russell D. Phelon 6.53%

(c)      Number of shares as to which the person has:

(i)      sole power to vote or  to direct the vote

                           Russell D. Phelon         65,417

(ii)     shared power to vote or to direct the vote

                           Russell D. Phelon              0

(iii)    sole power to dispose or to direct the disposition of

                           Russell D. Phelon         65,417

(iv)     shared power to dispose or to direct the disposition of

                           Russell D. Phelon              0

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10. Certifications.

                  Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 2001


                                             /s/ Russell D. Phelon
                                             -----------------------------------
                                             Russell D. Phelon, Director



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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).